

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Kristin Taylor
Chief Executive Officer
ImageWare Systems, Inc.
11440 West Bernardo Court, Suite 300
San Diego, California 92127

> **Re: ImageWare Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 16, 2021**
> **File No. 333-257125**

Dear Ms. Taylor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Signatures, page II-11

1. Please revise your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form S-1.

General

2.   We note that the company entered into a similar purchase agreement with Lincoln Park in 2020. Please disclose the status of that agreement, including the number of shares sold under it. Include risk factor disclosure that discusses the impact, if any, of the prior agreement on the current one.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John P. Kennedy